March 20, 2019

Confidential

Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

USA

Re:                             Wanda Sports Group Company Limited

Confidential Submission of Draft Registration Statement on Form F-1

Ladies and Gentlemen,

On behalf of our client, Wanda Sports Group Company Limited, a foreign private issuer organized under the laws of Hong Kong (the “Company” and, together with its consolidated subsidiaries and variable interest entities, the “Group”), we submit herewith a draft of the Company’s registration statement on Form F-1 (the “Draft Registration Statement”) for confidential non-public review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) prior to the public filing of its Form F-1 (the “Registration Statement”) in due course.

The Draft Registration Statement is prepared in connection with the Company’s contemplated initial public offering in the United States of American depositary shares (“ADSs”) representing the Company’s class A ordinary shares (the “Offering”). The ADSs are expected to be listed on the NASDAQ Global Market. Subject to market conditions and resolution of Staff comments, the Company expects to file a preliminary prospectus with a price range in mid-June 2019 and commence its marketing efforts in early July 2019. A registration statement on Form F-6 for the ADSs will be filed with the Commission in due course.

The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. The Company also confirms that it will publicly file the registration statement previously submitted on a confidential basis at least 15 days prior to any road show in connection with the Offering.

AFFILIATED WITH PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP, A NEW YORK LIMITED LIABILITY PARTNERSHIP WITH OFFICES OUTSIDE THE UNITED KINGDOM

Since this is a confidential submission, the Draft Registration Statement has not been signed and the Company is not submitting a filing fee at this time.  The Company will pay the filing fee at the time that it files the Registration Statement on EDGAR, which it anticipates will be when Staff comments have been cleared.

The Company has included in the Draft Registration Statement its audited consolidated financial statements as of and for each of the two years ended December 31, 2016 and 2017.  The Company expects to include audited consolidated financial statements as of and for the year ended December 31, 2018 in a subsequent filing of a Draft Registration Statement in April and to include unaudited consolidated financial statements as of and for the three months ended March 31, 2019.

As a result of a reorganization undertaken in anticipation of the Offering, the Company became the holding company for companies now comprising the Group, which companies theretofore were, and remain, under common control.  The financial statements as of and for the year ended December 31, 2017 are the first consolidated financial statements prepared by the Group and the first to be prepared in accordance with International Financial Reporting Standards (as issued by the International Accounting Standards Board)(“IFRS”).  We respectfully submit that the preparation of financial information in accordance with IFRS for 2015 and 2016 for inclusion in the Selected Consolidated Financial Data section of the Registration Statement would involve unreasonable effort and expense and, therefore, the Company has omitted financial information for those first two years of the required five years.

If you have any questions or comments concerning this filing or the materials submitted herewith, or desire any further information or clarification in respect of the Registration Statement, please do not hesitate to contact me (mbergman@paulweiss.com; +44.207.367.1601) or Xiaoyu Greg Liu (gliu@paulweiss.com; +86.10.5828.6302).

Your sincerely,

/s/ Mark S. Bergman

Mark S. Bergman

cc:                    Hengming Yang, Chief Executive Officer, Wanda Sports Group Company Limited

Brian Liao, Chief Financial Officer, Wanda Sports Group Company Limited

Sandra Lin, EY

Matthew D. Bersani, Esq., Shearman & Sterling LLP

Xiaoyu Greg Liu, Esq., Paul, Weiss, Rifkind, Wharton & Garrison LLP